--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                      ------------------------------------

                          ARAMEX INTERNATIONAL LIMITED
                       (Name of Subject Company (Issuer))

                     RASMALA DISTRIBUTION (BERMUDA) LIMITED
                     RASMALA DISTRIBUTION (CAYMAN) LIMITED
                                 FADI GHANDOUR
                             RASMALA BUYOUT FUND LP
                      RASMALA GENERAL PARTNERS II LIMITED
                             RASMALA PARTNERS LTD.
                              ALI SAMIR AL SHIHABI
                                 IMTIAZ HYDARI
                                  SALMAN MAHDI
                                 SHIRISH SARAF
                                   ARIF NAQVI
                  GROUPE CUPOLA LUXEMBOURGEOISE HOLDINGS S.A.
                   (Names of 14d-1 and 13E-3 Filing Persons)

                          ARAMEX INTERNATIONAL LIMITED
                               WILLIAM S. KINGSON
                        (Names of 13E-3 Filing Persons)

                         COMMON SHARES, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  G04450 10 5
                     (CUSIP Number of Class of Securities)

                     FADI GHANDOUR                                              ARIF NAQVI
              ARAMEX INTERNATIONAL LIMITED                        RASMALA DISTRIBUTION (BERMUDA) LIMITED
             2 BADR SHAKER ALSAYYAB STREET                               EMIRATES TOWERS OFFICES
               UM UTHAYNA, P.O. BOX 3371                                  10TH FLOOR, SUITE 10A
                      AMMAN 11181                                   SHEIKH ZAYED ROAD, P.O. BOX 31145
                         JORDAN                                        DUBAI, UNITED ARAB EMIRATES
                +962-6-551-5111 EXT. 404                                     +971-4-330-3433

                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                with copies to:

                 STEPHEN P. DOYLE, ESQ.                                    THOMAS E. VITA, ESQ.
               WILMER, CUTLER & PICKERING                                      NORTON ROSE
                  2445 M STREET, N.W.                                 KEMPSON HOUSE, CAMOMILE STREET
              WASHINGTON, D.C. 20037-1420                                    LONDON EC3A 7AN
                         U.S.A.                                                  ENGLAND
                    +1-202-663-6000                                          +44-20-7283-6000

                      ------------------------------------

                           CALCULATION OF FILING FEE

                 Transaction Valuation*                                    Amount of Filing Fee
                 ----------------------                                    --------------------
                      $62,741,544*                                              $12,548.31

---------------

* Estimated for purposes of calculating the filing fee only. Calculated based on 5,228,462 total common shares outstanding on a fully diluted basis multiplied by the offer price of $12.00 per share. This calculation is based on the assumption that all outstanding options and warrants are exercised prior to tendering into the offer.

    [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                                               Filing Party:
                               ------------------                                        ------------------
    Form or Registration No.:                                             Date Filed:
                               ------------------                                        ------------------

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Tender Offer Statement on Schedule TO (this "SCHEDULE TO") relates to the offer by Rasmala Distribution (Bermuda) Limited ("PURCHASER"), a company organized under the laws of Bermuda and a wholly-owned subsidiary of Rasmala Distribution (Cayman) Limited ("PARENT"), an exempted company incorporated with limited liability under the laws of the Cayman Islands, to purchase all outstanding common shares (including common shares issuable upon the conditional exercise of exercisable options to purchase common shares having exercise prices of less than $12.00 per share under Aramex's stock option plan) of Aramex International Limited, a company organized under the laws of Bermuda, at a purchase price of $12.00 per share, in cash, without interest thereon and less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 10, 2002 (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "OFFER") which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

     One hundred percent of the voting power of Parent is currently owned for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited. A Subscription and Shareholders' Agreement has been entered into under which it has been conditionally agreed that 75 percent of the voting power of Parent will be owned for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited, and 25 percent of the voting power will be owned by Fadi Ghandour upon consummation of the Offer. At that time, the economic interest in Parent, which mainly arises out of the ownership of certain non-voting shares, will be owned 60 percent for and on behalf of Rasmala Buyout Fund LP by its general partner, Rasmala General Partners II Limited, 28.5 percent by Fadi Ghandour and 11.5 percent by a company which is a wholly-owned subsidiary of Rasmala Partners Ltd.

     Rasmala Buyout Fund LP is an exempted limited partnership formed under the laws of the Cayman Islands. Rasmala General Partners II Limited is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Rasmala General Partners II Limited is a wholly-owned subsidiary of Rasmala Partners Ltd. Rasmala Partners Ltd. is an exempted company incorporated with limited liability under the laws of the Cayman Islands. The management committee members of Rasmala Partners Ltd. are Ali Samir al Shihabi, Arif Naqvi, Imtiaz Hydari, Salman Mahdi and Shirish Saraf. Arif Naqvi is also Chairman and Chief Executive Officer of Groupe Cupola Luxembourgeoise Holdings S.A., a company organized under the laws of Luxembourg, which through a wholly-owned subsidiary is a limited partner of Rasmala Buyout Fund LP. Fadi Ghandour is currently a director of Aramex and serves as Chief Executive Officer and President of Aramex. Fadi Ghandour is also a principal shareholder in Aramex who has agreed to tender his shares in the Offer pursuant to a Voting and Tender Agreement.

     All information set forth in the Offer to Purchase filed as Exhibit (a)(1) to this Schedule TO is incorporated by reference in answer to items 1 through 13 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 10.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 12.  EXHIBITS

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (a)(1)         Offer to Purchase, dated January 10, 2002
Exhibit (a)(2)         Letter of Transmittal
Exhibit (a)(3)         Notice of Guaranteed Delivery
Exhibit (a)(4)         Form of Notice of Conditional Exercise
Exhibit (a)(5)         Instructions for Conditional Exercise
Exhibit (a)(6)         Memorandum to Eligible Option Holders
Exhibit (a)(7)         Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (a)(8)         Letter to Clients for Use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees
Exhibit (a)(9)         Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9
Exhibit (a)(10)        Guidelines for Certification of Foreign Status of Beneficial
                       Owner for United States Tax Withholding on Form W-8BEN
Exhibit (a)(11)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       4, 2002*
Exhibit (a)(12)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       10, 2002
Exhibit (a)(13)        Summary Advertisement, published January 10, 2002
Exhibit (b)(1)         Senior Bridge Facility Agreement, dated January 3, 2002,
                       between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       SHUAA Capital p.s.c. as lender
Exhibit (b)(2)         Mezzanine Bridge Facility Agreement, dated January 3, 2002, between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       Capital Trust N.V. as lender
Exhibit (b)(3)         Investor Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as parent, Rasmala
                       Distribution (Bermuda) Limited as guarantor and arranged by
                       Rasmala Buyout Fund LP
Exhibit (b)(4)         Intragroup Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as lender and Rasmala
                       Distribution (Bermuda) Limited as borrower
Exhibit (c)(1)         Opinion of BB&T Capital Markets, a division of Scott &
                       Stringfellow, Inc., dated January 3, 2002
Exhibit (c)(2)         Presentation Materials of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., dated January 3, 2002
Exhibit (d)(1)         Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                       Distribution (Bermuda) Limited and Aramex International
                       Limited**
Exhibit (d)(2)         Voting and Tender Agreement, dated January 3, 2002, among
                       Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited and Rasmala Distribution
                       (Bermuda) Limited
Exhibit (d)(3)         Confidentiality Agreement, dated September 12, 2001, between
                       Aramex International Limited and Groupe Cupola
                       Luxembourgeoise Holdings S.A.
Exhibit (d)(4)         Escrow Agreement, dated January 3, 2002, among Fadi
                       Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited, Rasmala Distribution
                       (Bermuda) Limited and American Stock Transfer & Trust
                       Company
Exhibit (d)(5)         Subscription and Shareholders' Agreement, dated January 3,
                       2002, among Rasmala Distribution (Cayman) Limited, Fadi
                       Ghandour, Rasmala Buyout Fund LP (acting by Rasmala General
                       Partners II Limited) and Champa Co-Investors (Cayman)
                       Limited
Exhibit (d)(6)         Employment Agreement, dated January 1997, among Fadi
                       Ghandour and Aramex International Limited***

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (d)(7)         Employment Agreement, dated January 1997, among William
                       Kingson and Aramex International Limited***
Exhibit (d)(8)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and Fadi Ghandour
Exhibit (d)(9)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and William Kingson
Exhibit (d)(10)        Deed of Variation, dated January 3, 2002, among Fadi
                       Ghandour and Aramex International Limited
Exhibit (d)(11)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Aramex International Limited
Exhibit (d)(12)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Rasmala Distribution (Cayman) Limited
Exhibit (d)(13)        Letter of Resignation, dated January 3, 2002, by William
                       Kingson and Aramex International Limited
Exhibit (d)(14)        Power of Attorney of certain filing persons
Exhibit (d)(15)        Share Charge, dated January 3, 2002, between Rasmala
                       Distribution (Bermuda) Limited and SHUAA Capital p.s.c. as
                       security trustee
Exhibit (d)(16)        Power of Attorney of William Kingson
Exhibit (f)(1)         Section 106 of the Companies Act 1981 (Bermuda) (regarding appraisal rights)

---------------

* Incorporated by reference to the Schedule TO-C filed by Rasmala Buyout Fund LP on January 4, 2002.

** Exhibit B to the Agreement and Plan of Amalgamation, the Memorandum and Association of Aramex International Limited, is hereby incorporated by reference to Amendment No. 2 to Form F-1 filed by Aramex International Limited on December 13, 1996.

     Exhibit D to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(10) herein, the Deed of Variation among Fadi Ghandour and Aramex International Limited.

     Exhibit E to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(12) herein, the Letter of Appointment among William Kingson and Aramex International Limited.

*** Incorporated by reference to Amendment No. 1 to Form F-1 filed by Aramex
    International Limited on November 6, 1996.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3

     ITEM 2 OF SCHEDULE 13E-3 -- SUBJECT COMPANY INFORMATION

     (e) Prior Public Offerings. Not Applicable.

     ITEM 4 OF SCHEDULE 13E-3 -- TERMS OF THE TRANSACTION

     (e) Provisions for Unaffiliated Security Holders. None.

     ITEM 13 OF SCHEDULE 13E-3 -- FINANCIAL STATEMENTS

     The audited financial statements for Aramex's 1999 and 2000 fiscal years are expressly incorporated herein by reference beginning on page F-1 of Aramex's Annual Report on Form 20-F for the fiscal year ended December 31, 2000, filed with the Commission on July 2, 2001.

     Aramex's report on Form 6-K reporting the results of the nine-month period ended September 30, 2001 and filed with the Commission on December 31, 2001 is hereby expressly incorporated by reference.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 10, 2002                        RASMALA DISTRIBUTION (BERMUDA) LIMITED
                                               By: /s/ Imtiaz Hydari
                                               -------------------------------------------------------
                                                   Name: Imtiaz Hydari
                                                   Title: Director

Dated: January 10, 2002                        RASMALA DISTRIBUTION (CAYMAN) LIMITED
                                               By: /s/ Imtiaz Hydari
                                               -------------------------------------------------------
                                                   Name: Imtiaz Hydari
                                                   Title: Director

Dated: January 10, 2002                        /s/ Fadi Ghandour
                                               -------------------------------------------------------
                                               Fadi Ghandour

Dated: January 10, 2002                        RASMALA BUYOUT FUND LP
                                               By: /s/ Imtiaz Hydari
                                               -------------------------------------------------------
                                                   Name: Imtiaz Hydari
                                                   Title: Director

Dated: January 10, 2002                        RASMALA GENERAL PARTNERS II LIMITED
                                               By: /s/ Imtiaz Hydari
                                               -------------------------------------------------------
                                                   Name: Imtiaz Hydari
                                                   Title: Director

Dated: January 10, 2002                        RASMALA PARTNERS LTD.
                                               By: /s/ Arif Naqvi
                                               -------------------------------------------------------
                                                   Name: Arif Naqvi
                                                   Title: Director

Dated: January 10, 2002                        /s/ Ali Samir al Shihabi
                                               -------------------------------------------------------
                                               Ali Samir al Shihabi

Dated: January 10, 2002                        /s/ Imtiaz Hydari
                                               -------------------------------------------------------
                                               Imtiaz Hydari

Dated: January 10, 2002                        /s/ Salman Mahdi
                                               -------------------------------------------------------
                                               Salman Mahdi

Dated: January 10, 2002                        /s/ Shirish Saraf
                                               -------------------------------------------------------
                                               Shirish Saraf

Dated: January 10, 2002                        /s/ Arif Naqvi
                                               -------------------------------------------------------
                                               Syed Arif Masood Naqvi

Dated: January 10, 2002                        GROUPE CUPOLA LUXEMBOURGEOISE HOLDINGS S.A.
                                               By: /s/ Arif Naqvi
                                               -------------------------------------------------------
                                                   Name: Arif Naqvi
                                                   Title: Chief Executive Officer

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, to the extent it constitutes a filing under Rule 13e-3, is true, complete and correct.


Dated: January 10, 2002                        ARAMEX INTERNATIONAL LIMITED
                                               By: /s/ William S. Kingson
                                               -------------------------------------------------------
                                                   Name: William S. Kingson
                                                   Title:  Chairman

Dated: January 10, 2002                        /s/ William S. Kingson
                                               -------------------------------------------------------
                                               William S. Kingson

                               INDEX TO EXHIBITS

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (a)(1)         Offer to Purchase, dated January 10, 2002
Exhibit (a)(2)         Letter of Transmittal
Exhibit (a)(3)         Notice of Guaranteed Delivery
Exhibit (a)(4)         Form of Notice of Conditional Exercise
Exhibit (a)(5)         Instructions for Conditional Exercise
Exhibit (a)(6)         Memorandum to Eligible Option Holders
Exhibit (a)(7)         Letter to Brokers, Dealers, Commercial Banks, Trust
                       Companies and Other Nominees
Exhibit (a)(8)         Letter to Clients for Use by Brokers, Dealers, Commercial
                       Banks, Trust Companies and Other Nominees
Exhibit (a)(9)         Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9
Exhibit (a)(10)        Guidelines for Certification of Foreign Status of Beneficial
                       Owner for United States Tax Withholding on Form W-8BEN
Exhibit (a)(11)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       4, 2002*
Exhibit (a)(12)        Text of Joint Press Release issued by Rasmala Distribution
                       (Cayman) Limited and Aramex International Limited on January
                       10, 2002
Exhibit (a)(13)        Summary Advertisement, published January 10, 2002
Exhibit (b)(1)         Senior Bridge Facility Agreement, dated January 3, 2002,
                       between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       SHUAA Capital p.s.c. as lender
Exhibit (b)(2)         Mezzanine Bridge Facility Agreement, dated January 3, 2002, between Rasmala Distribution (Cayman) Limited as borrower,
                       Rasmala Distribution (Bermuda) Limited as guarantor and
                       Capital Trust N.V. as lender
Exhibit (b)(3)         Investor Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as parent, Rasmala
                       Distribution (Bermuda) Limited as guarantor and arranged by
                       Rasmala Buyout Fund LP
Exhibit (b)(4)         Intragroup Loan Agreement, dated January 3, 2002, between
                       Rasmala Distribution (Cayman) Limited as lender and Rasmala
                       Distribution (Bermuda) Limited as borrower
Exhibit (c)(1)         Opinion of BB&T Capital Markets, a division of Scott &
                       Stringfellow, Inc., dated January 3, 2002
Exhibit (c)(2)         Presentation Materials of BB&T Capital Markets, a division of Scott & Stringfellow, Inc., dated January 3, 2002
Exhibit (d)(1)         Agreement and Plan of Amalgamation, dated January 3, 2002, among Rasmala Distribution (Cayman) Limited, Rasmala
                       Distribution (Bermuda) Limited and Aramex International
                       Limited**
Exhibit (d)(2)         Voting and Tender Agreement, dated January 3, 2002, among
                       Fadi Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited and Rasmala Distribution
                       (Bermuda) Limited
Exhibit (d)(3)         Confidentiality Agreement, dated September 12, 2001, between
                       Aramex International Limited and Groupe Cupola
                       Luxembourgeoise Holdings S.A.
Exhibit (d)(4)         Escrow Agreement, dated January 3, 2002, among Fadi
                       Ghandour, Rula Ghandour, William Kingson, Rasmala
                       Distribution (Cayman) Limited, Rasmala Distribution
                       (Bermuda) Limited and American Stock Transfer & Trust
                       Company

EXHIBIT NO             DESCRIPTION
----------             -----------
Exhibit (d)(5)         Subscription and Shareholders' Agreement, dated January 3,
                       2002, among Rasmala Distribution (Cayman) Limited, Fadi
                       Ghandour, Rasmala Buyout Fund LP (acting by Rasmala General
                       Partners II Limited) and Champa Co-Investors (Cayman)
                       Limited
Exhibit (d)(6)         Employment Agreement, dated January 1997, among Fadi
                       Ghandour and Aramex International Limited***
Exhibit (d)(7)         Employment Agreement, dated January 1997, among William
                       Kingson and Aramex International Limited***
Exhibit (d)(8)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and Fadi Ghandour
Exhibit (d)(9)         Deed of Covenant, dated January 3, 2002, among Rasmala
                       Distribution (Cayman) Limited, Aramex International Limited
                       and William Kingson
Exhibit (d)(10)        Deed of Variation, dated January 3, 2002, among Fadi
                       Ghandour and Aramex International Limited
Exhibit (d)(11)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Aramex International Limited
Exhibit (d)(12)        Letter of Appointment, dated January 3, 2002, among William
                       Kingson and Rasmala Distribution (Cayman) Limited
Exhibit (d)(13)        Letter of Resignation, dated January 3, 2002, by William
                       Kingson and Aramex International Limited
Exhibit (d)(14)        Power of Attorney of certain filing persons
Exhibit (d)(15)        Share Charge, dated January 3, 2002, between Rasmala
                       Distribution (Bermuda) Limited and SHUAA Capital p.s.c. as
                       security trustee
Exhibit (d)(16)        Power of Attorney of William Kingson
Exhibit (f)(1)         Section 106 of the Companies Act 1981 (Bermuda) (regarding appraisal rights)

---------------

* Incorporated by reference to the Schedule TO-C filed by Rasmala Buyout Fund LP on January 4, 2002.

** Exhibit B to the Agreement and Plan of Amalgamation, the Memorandum and Association of Aramex International Limited, is hereby incorporated by reference to Amendment No. 2 to Form F-1 filed by Aramex International Limited on December 13, 1996.

    Exhibit D to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(10) herein, the Deed of Variation among Fadi Ghandour and Aramex International Limited.

    Exhibit E to the Agreement and Plan of Amalgamation is hereby incorporated by reference to Exhibit (d)(12) herein, the Letter of Appointment among William Kingson and Aramex International Limited.

*** Incorporated by reference to Amendment No. 1 to Form F-1 filed by Aramex
    International Limited on November 6, 1996.